Exhibit 99.1

PENN WEST ANNOUNCES 2017 CAPITAL BUDGET AND SENIOR MANAGEMENT CHANGES

CALGARY, January 5, 2017 – PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to announce a 2017 total capital budget of $180 million. Our 2017 capital budget is expected to provide approximately 15% production growth in our key development areas from the fourth quarter of 2016 to the fourth quarter of 2017 and to provide ample flexibility to respond to commodity price as we utilize only 80% of available funds flow from operations.

“Our 2017 capital budget extends the work we completed in the second half of 2016 as we returned to drilling in our development areas,” stated David French, President and Chief Executive Officer of Penn West. “In 2017, we will take a balanced and disciplined approach to our portfolio as we turn our objective to predictable growth. While living within our means, we will build on the basic platform of Penn West: industry leading Cardium waterflooding, cold flow heavy oil manufacturing in Peace River, and infrastructure advantaged Alberta Viking development. You will also see us step into testing new ventures as we explore commercialization of our material Mannville position. It will be an exciting year and sets us up nicely for enhanced growth through 2018 with the corporate engine of a repositioned balance sheet and industry leading base production declines.”

Senior Management Changes

Penn West is announcing a leadership transition effective immediately. David Dyck, Chief Financial Officer (“CFO”), and Gregg Gegunde, Senior Vice President of Exploitation, Production and Delivery, will be departing the Company. Mr. Dyck has served in his current role for nearly three years, and Mr. Gegunde has served Penn West for over 18 years in a variety of leadership roles.

“These changes to Penn West’s management reflect a natural evolution of the Company as we reposition as a smaller, highly focused growth company,” commented Mr. French.

“David and Gregg have been key players of Penn West’s leadership during a time of tremendous adversity. On behalf of the Board of Directors and Penn West’s staff, I wish to offer my sincere thanks to them for their dedication and corporate stewardship which has enabled Penn West to chart a new beginning. We wish them the very best in their future endeavors.”

We are pleased to announce that David Hendry, Penn West’s Vice President of Finance for the last two years, will assume the position of CFO. Mr. Hendry is a Chartered Accountant, and brings over 25 years of finance experience, most recently as finance Vice President at Talisman Energy Inc. where he also served overseas for nine years in the Norway and U.K. North Sea offices. David started his career working nine years in public accounting, largely at PricewaterhouseCoopers. “I am very pleased that Dave is assuming the CFO mantle,” said Mr. French. “Dave’s commercial skills, leadership style, and facilitation of our banking relationships will help guide our turn to a growth agenda. His involvement in the Company’s day-to-day financial affairs over the past two years means that his transition to CFO should be seamless.”

2016 Fourth Quarter Operational Update

In the fourth quarter, we completed our second half drilling program of 5 Cardium wells, 11 Alberta Viking wells, and 19 Peace River oil wells. The second half 2016 drilling program contributed over 3,000 boe per day of production on December 31, 2016.

In the J-Lease area of Pembina, we successfully fracture-stimulated the 2 wells drilled in late September using a cemented liner system, and brought the wells on production November 9th. The wells encountered higher than expected pressure and have recently been optimized and are performing at 130 bbls of oil per day per well. In the Crimson area of Willesden Green, we drilled the second and third wells of our three well development program in early October and completed all three wells in November. Flowback results from the 3 wells averaged 1,100 bbls of oil per day per well. We expect to bring the three Crimson wells on full production later this month.

In the Peace River area, we drilled and rig released the remaining 17 wells of our 19 well second half program. Through simultaneous drilling and facility build operations, we were able to reduce per well costs to $2.4 million or approximately 15% below budget. The Peace River wells are averaging 300 bbls/d of oil in the first 30 days of production.

In the Alberta Viking, we brought 9 wells on production in the fourth quarter. These wells are performing significantly ahead of expectations with average to date per well production rates of 130 bbl per day of oil and 220 boe per day of total volumes. We expect to have the last 2 wells of the program on stream in early January. These well results provide confirmation of our target inventory and blend seamlessly into our existing processing capacity.

Fourth Quarter and Full Year Production

Fourth quarter volumes averaged approximately 38,500 boe per day, bringing our full year 2016 production to 55,000 boe per day. Full year 2016 Exploration and Development (“E&D”) capital expenditures were approximately $80 million, plus $15 million for decommissioning expenditures.

Fourth quarter volumes in our key development areas averaged approximately 25,000 boe per day. These volumes now include additional royalty volume and minor non-core production throughout Alberta, and will form the basis of our 2017 growth projections.

Asset Disposition Program Finalization

In the fourth quarter, Penn West received an additional $20 million in proceeds, for a total of $95 million in proceeds in the second half of 2016. Penn West is in definitive agreement discussions to complete transactions for additional cash consideration of approximately $80 million. The Company anticipates receipt of the remaining cash proceeds early in the first quarter. These are subject to all necessary regulatory approvals and satisfaction of closing conditions customary in deals of this nature.

Senior Secured Debt

In the fourth quarter of 2016, Penn West reduced the capacity available under its revolving syndicated bank facility to $600 million from $1.2 billion. The reduced facility size is more appropriate for the Company after a meaningful debt reduction program throughout the year and a plan to fund future capital and other expenditures through funds flow from operations. This move is also expected to save the Company approximately $2.5 million annually in reduced standby fees. As at December 31, the Company had approximately $330 million drawn on its bank facility.

2017 Capital Budget Details

Build Cardium Waterflood Platform

Focus on integrated waterflood development in Pembina and Willesden Green, combining new horizontal producers with simultaneous injection drilling to support reserve development and arrest base decline. Plan contains a 55 well program, including 45 vertical injection wells to provide pressure support for 2015 & 2016 horizontal producers, and drill new horizontal producers in the second half of 2017.

Manufacture Cold Flow in Peace River

Increase the development pace in the Peace River area with a program of 24 producing wells. The Company is currently carried on 90% of our capital and operating commitments through our joint venture partner, and we forecast the carry to finish by the end of 2017. Attractive economics and de-risked acreage lead us to anticipate development in Peace River well beyond carry expiration.

Leverage Infrastructure Advantage with Viking Prospects

Optimize existing processing infrastructure and meaningful land base with an 11 well program, including 7 operated wells, in the Esther area. Our 2016 well results were best in class for the area and confirm our reservoir understanding and high-graded inventory and make full use of our local 15MMcfd gas processing capacity.

Pursue New Ventures

Extend our reach by drilling 3 Mannville wells in 2017, our first operated development into the multi-horizon potential across the Cardium area acreage, and partnered on an additional 4 Mannville wells. These wells have liquid yields in the 30-40 bbls/mmscf and deliver attractive economics competitive with the rest of our portfolio.

Overall, our $180MM total capital budget is expected to deliver full year 2017 production of 27,000 – 29,000 boe per day, approximately two-thirds of which will be liquids, with 2017 exit rates 15% over 2016 fourth quarter production volumes in our key development areas. Details on expected capital spending allocation are as follows:

Capital Category	# of Wells	Net Capital ($MM)
Pembina Development	6 Producers, 24 Vertical Injectors	$33
Willesden Green Development	4 Producers, 21 Vertical Injectors	$34
Optimization		$9
Land & Seismic		$6
2018 Pre-Spend		$10
Other (incl. carry forward)		$5
Cardium Waterflood Platform	10 Producers, 45 Vertical Injectors	$97

Peace River Development	24 Producers, 7 Stratigraphic	$8
Manufacture Cold Flow	24 Producers, 7 Stratigraphic	$8

Alberta Viking Development	7 Producers	$13
Non-Operated Development	4 Producers	$1
Optimization		$1
Optimize Volumes with Viking	11 Producers	$15

Mannville Development	3 Producers	$9
Non-Operated Development	4 Producers	$6
Pursue New Ventures	7 Producers	$15

Total Development	52 Producers, 45 Vertical Injectors	$135

Base Capital		$25
Total E&D Capital Expenditures		$160

Decommissioning Expenditures		$20

Updated Hedging Position

Penn West extended our hedge program to a six-quarter outlook and entered into additional hedges for 2017 and early 2018. We have now hedged approximately 50% of our forecasted net oil volumes and 30% of our forecasted net gas volumes for 2017.

Positions as of December 31, 2016 are as follows:

	Q1 2017		Q2 2017		Q3 2017		Q4 2017		Q1 2018		Q2 2018		Q3 2018	Q4 2018
Oil Volume (bbl/d)		8,600		7,800		7,400		7,900		1,000		1,000	–	–
C$ WTI Price (C$/bbl)		$67.67		$67.42		$67.42		$67.70		$71.00		$71.00	–	–
US$ WTI Price (US$/bbl) (1)	US$	50.40	US$	50.22	US$	50.21	US$	50.42	US$	52.88	US$	52.88	–	–

Gas Volume (mmcf/d)		21		19		17		15		4		4	4	4
AECO Price (C$/mcf)		$3.04		$2.81		$2.83		$3.03		$2.89		$2.89	$2.89	$2.89

(1)	US$ price implied using foreign exchange rates as at December 31, 2016

Conference Call Details

A conference call will be held to discuss our 2017 capital budget at 6:30 a.m. Mountain Time (8:30 a.m. Eastern Time) on Thursday, January 5, 2017.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). A digital recording will be available for replay at 9:30 a.m. Mountain Time (11:30 a.m. Eastern Time), and will remain available until January 19, 2017, 9:59 p.m. Mountain Time (11:59 p.m. Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 44140662, followed by the pound (#) key.

About Penn West

Penn West is a conventional oil and natural gas producer in Canada. Our goal is to be the company that redefines oil and gas excellence in Western Canada. Based in Calgary, Penn West operates a significant portfolio of opportunities with a dominant oil position in the Cardium, Viking and Peace River areas of Alberta. Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE”.

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP Measures

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) such as funds flow from operations. Such terms are explained under the heading “Non-GAAP Measures” in the most recently filed Management’s Discussion and Analysis. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our capital spending plans in 2017, our expected full year production, our expected production growth rate, our expected approach to development including the area-specific asset development plans described herein, the timing of development activities, the timing of pending and anticipated asset dispositions, and the anticipated reduction of standby fees associated with the capacity reduction under the revolving syndicated bank facility.

The forward-looking information is based on certain key expectations and assumptions made by Penn West, including expectations and assumptions concerning: prevailing and future commodity prices and currency exchange rates; applicable royalty rates and tax laws; interest rates; future well production rates and reserve volumes; operating costs; the timing of receipt of regulatory approvals; the performance of existing wells; the success obtained in drilling new wells; anticipated timing and results of capital expenditures; the sufficiency of budgeted capital expenditures in carrying out planned activities; the timing, location and extent of future drilling operations; the successful completion of acquisitions and dispositions; the availability and cost of labour and services; the state of the economy and the exploration and production business; the availability and cost of financing; and ability to market oil and natural gas successfully.

Although Penn West believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Penn West can give no assurances that they will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; interest rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to complete or realize the anticipated benefits of acquisitions or dispositions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; reliance on third parties; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations. Readers are cautioned that the foregoing list of factors is not exhaustive.

Additional information on these and other factors that could affect Penn West, or its operations or financial results, are included in the Company’s most recently filed Management’s Discussion and Analysis (See “Forward-Looking Statements” therein), Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) and other reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or Penn West’s website.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

PENN WEST

Penn West Plaza

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Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

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E-mail: investor_relations@pennwest.com